STATEMENT OF INVESTMENTS
The Dreyfus Premier Third Century Fund, Inc.
February 29, 2008 (Unaudited)

Common Stocks--117.0%	Shares		Value ($)
Consumer Discretionary--10.1%			
American Eagle Outfitters	100,200		2,141,274
Barnes & Noble	53,000		1,490,360
Bed Bath & Beyond	75,200	a,b	2,131,168
Choice Hotels International	58,500		1,898,325
Coach	50,600	b	1,534,192
DeVry	27,400		1,203,956
NIKE, Cl. B	55,400	a	3,335,080
Sotheby's	35,900	a	1,210,548
Tiffany & Co.	45,200	a	1,701,328
TJX Cos.	81,200		2,598,400
Toyota Motor, ADR	15,600		1,693,380
Walt Disney	129,300		4,190,613
			25,128,624
Consumer Staples--12.9%			
Costco Wholesale	76,900		4,761,648
General Mills	54,800		3,068,252
Kimberly-Clark	63,900	a	4,165,002
PepsiCo	172,150		11,974,754
Procter & Gamble	123,400		8,166,612
			32,136,268
Energy--10.2%			
Anadarko Petroleum	85,500		5,449,770
ENSCO International	50,900	a	3,045,856
National Oilwell Varco	48,200	b	3,002,860
Nexen	79,800		2,488,164
Noble	71,200		3,499,480
Smith International	40,200		2,533,806
XTO Energy	87,625		5,407,339
			25,427,275
Financial--6.4%			
Aflac	24,000		1,497,840
Chubb	43,600		2,219,240
Goldman Sachs Group	33,800		5,733,494
Northern Trust	61,200		4,138,956
TD Ameritrade Holding	128,700		2,355,210
			15,944,740
Health Care--19.9%			
Aetna	75,600		3,749,760
Alcon	24,900		3,603,777
Amgen	81,600	b	3,714,432
AstraZeneca Group, ADR	45,900		1,727,217
Baxter International	91,800		5,418,036
Becton, Dickinson & Co.	61,300		5,542,746
Genzyme	69,600	b	4,936,032
Johnson & Johnson	148,600		9,207,256
Novartis, ADR	96,600		4,747,890
Quest Diagnostics	26,800	a	1,277,556
WellPoint	82,800	b	5,802,624
			49,727,326
Industrial--16.1%			
3M	50,900		3,990,560
Danaher	55,600		4,122,740
Eaton	39,100		3,152,633
Emerson Electric	206,500		10,523,240
Equifax	41,400		1,416,708
First Solar	7,000	b	1,436,400
Herman Miller	92,500	a	2,759,275

Rockwell Automation	22,600		1,236,446
Rockwell Collins	70,700		4,164,230
United Technologies	105,800		7,459,958
			40,262,190
Information Technology--22.2%			
Accenture, Cl. A	92,000		3,243,000
Apple	50,000	b	6,251,000
Cisco Systems	265,200	b	6,462,924
Dell	177,200	b	3,517,420
EMC	182,700		2,839,158
Google, Cl. A	15,600	b	7,350,408
Hewitt Associates, Cl. A	51,400	b	2,028,244
MasterCard, Cl. A	13,900	a	2,641,000
Microsoft	425,100		11,571,222
News, Cl. B	342,000		6,535,620
Symantec	83,700	b	1,409,508
Xerox	96,700		1,421,490
			55,270,994
Materials--3.8%			
Air Products & Chemicals	38,800		3,543,604
Praxair	35,000		2,809,800
Rohm & Haas	58,800	a	3,152,268
			9,505,672
Semiconductors & Equipment--12.4%			
Applied Materials	160,600		3,078,702
Intel	125,900		2,511,705
International Business Machines	102,000		11,613,720
National Semiconductor	115,200		1,897,344
QUALCOMM	110,550		4,684,003
STMicroelectronics (New York Shares)	89,600		1,074,304
Texas Instruments	205,600		6,159,776
			31,019,554
Telecommunication Services--.8%			
Windstream	167,800		**1,973,328**
Utilities--2.2%			
NiSource	106,300		1,827,297
Sempra Energy	68,400		3,634,092
			5,461,389
Total Common Stocks (cost $265,831,282)			**291,857,360**

Short-Term Investments--.0%	Principal Amount ($)		Value ($)
Negotiable Bank Certificate Of Deposit			
Self-Help Credit Union 3.88%, 3/14/08 (cost $100,000)	100,000		**100,000**

Other Investment--.9%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,124,000)	2,124,000	c	**2,124,000**

Investment of Cash Collateral for Securities Loaned--7.0%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $17,432,744)	17,432,744	c	**17,432,744**

Total Investments (cost $285,488,026)	**124.9%**	**311,514,104**
Liabilities, Less Cash and Receivables	**(24.9%)**	**(62,171,033)**
Net Assets	**100.0%**	**249,343,071**

ADR - American Depository Receipts

a All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $16,470,137 and the total market value of the collateral held by the fund is $17,432.744.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.